As Filed with the Securities and Exchange Commission on May 1, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THOUSAND TRAILS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

885502-10-4
(CUSIP Number of Class of Securities)

Walter B. Jaccard, Esq.
Vice President and General Counsel
Thousand Trails, Inc.
2711 LBJ Freeway, Suite 200, Dallas, Texas
Dallas, Texas 75234
(972) 243-2228
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Irwin F. Sentilles III, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Ave., Suite 1100
Dallas, Texas 75201
(214) 698-3119

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$12,615,000*	$1,160.58

*	Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 1,500,000 shares of common stock, par value $0.01 per share (the “Shares”), of Thousand Trails, Inc., a Delaware corporation (the “Company”), at a price per share of $8.41 in cash.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	None Not applicable	Filing Party: Date Filed:	Not applicable Not applicable

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[x]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

ITEM 4. TERMS OF THE TRANSACTION
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 10. FINANCIAL INFORMATION
ITEM 12. EXHIBITS.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EX-99.(a)(1)(A) Offer to Purchase
EX-99.(a)(1)(B) Letter of Transmittal
EX-99.(a)(1)(C) Notice of Guaranteed Delivery
EX-99.(a)(1)(D) Letter to Brokers
EX-99.(a)(1)(E) Letter to Clients
EX-99.(a)(1)(F) Guidelines for Certification
EX-99.(d)(1) Letter Agreement
EX-99.(d)(3) Letter Agreement
EX-99.(d)(4) Form of Letter Agreement

     This Tender Offer Statement on Schedule TO relates to the self-tender offer by Thousand Trails, Inc., a Delaware corporation (the “Company”), to purchase up to 1,500,000 shares, or such lesser number as are validly tendered and not properly withdrawn, of its outstanding common stock, par value $0.01 per share (the “Shares”), at a purchase price of $8.41 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 1, 2002 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

     Except as otherwise set forth below, the information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to each of the Items 1 through 11 of this Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION

(a)(1)(iv)	Not applicable.
(a)(1)(x)	Not applicable.
(a)(2)	Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(d)	Not applicable.

ITEM 10. FINANCIAL INFORMATION

(a)	The financial statements of Thousand Trails are not material to the offer.

(b)	The pro forma financial statements of Thousand Trails are not material to the offer.

ITEM 12. EXHIBITS.

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase dated May 1, 2002.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release dated April 24, 2002 (incorporated by reference to the Company’s press release filed under cover of Schedule TO-C on April 25, 2002, File No. 5-47489)

(b)	Not applicable.

(d)(1)	Letter Agreement dated April 23, 2002 between the Company and Carl Marks Strategic Investments II, LP.

(d)(2)	Stockholder Agreement dated April 5, 1999 between the Company and Carl Marks Management Company, LP, et. al. (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, File No. 1-14645)

(d)(3)	Letter Agreement dated April 23, 2002 between the Company and IAT Reinsurance Syndicate, Ltd.

(d)(4)	Form of Letter Agreement with Officers and Directors.

(g)	Not applicable.

(h)	Not applicable.

2

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2002	THOUSAND TRAILS, INC.

	By:	/s/ William J. Shaw

	Name: Title:	William J. Shaw Chief Executive Officer

3

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase dated May 1, 2002.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release dated April 24, 2002 (incorporated by reference to the Company’s press release filed under cover of Schedule TO-C on April 25, 2002, File No. 5-47489)

(b)	Not applicable.

(d)(1)	Letter Agreement dated April 23, 2002 between the Company and Carl Marks Strategic Investments II, LP.

(d)(2)	Stockholder Agreement dated April 5, 1999 between the Company and Carl Marks Management Company, LP, et. al. (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, File No. 1-14645)

(d)(3)	Letter Agreement dated April 23, 2002 between the Company and IAT Reinsurance Syndicate, Ltd.

(d)(4)	Form of Letter Agreement with Officers and Directors.

(g)	Not applicable.

(h)	Not applicable.